AB 3/13

15048997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received MAR 03 2015 Washington DC 194 Section

SEC FILE NUMBER
8- 49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 NW Expressway, Ste. 222
(No. and Street)

Oklahoma City	Oklahoma	73116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ed Richardson, Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste. 508 West	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Randall Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc., as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Wilbanks Securities, Inc.
4334 NW Expressway
Oklahoma City , OK 73116

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Wilbanks Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Wilbanks Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Wilbanks Securities, Inc. financial statements. The Net Capital Computation is the responsibility of Wilbanks Securities, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

3:44 PM

02/03/15

Accrual Basis

Wilbanks Securities, Inc.
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
First Fidelity Bank	131,243.67
Total Checking/Savings	131,243.67
Accounts Receivable	
Accts Rec.	
RBC DAIN	71,052.73
Accts Rec. - Other	233,831.44
Total Accts Rec.	304,884.17
Broker Receivable	
Allowanc for Doubt Accts - Reps	-59,935.03
Broker Receivable - Other	81,919.60
Total Broker Receivable	21,984.57
Total Accounts Receivable	326,868.74
Other Current Assets	
Affiliate Receivable	
WSA	30.33
ADB	63.00
Total Affiliate Receivable	93.33
Total Other Current Assets	93.33
Total Current Assets	458,205.74
Fixed Assets	
Accumulated Depreciation	-73,989.87
Automobiles	17,491.08
Office Equipment	67,455.36
Total Fixed Assets	10,956.57
Other Assets	
Atlas Resources Series 33-2013	65,000.00
Allegheny Natural Resources	21,000.00
Alpha Energy Drilling Program	80,000.00
Atlas L.P.	325,000.00
Azetc XII Oil & Gas Drilling	82,125.00
Raymond James	52,061.83
RBC Dain 748-01176	34,964.61
RBC Dain Rauscher Deposit	50,083.79
Total Other Assets	710,235.23
TOTAL ASSETS	**1,179,397.54**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	54,089.44
Broker Payable	135,793.16
Total Accounts Payable	189,882.60
Credit Cards	
Chase Credit Card	19,727.74
Total Credit Cards	19,727.74

Wilbanks Securities, Inc.
Balance Sheet
As of December 31, 2014

	Dec 31, 14
Other Current Liabilities	
Payroll Liabilities	
Federal Withholding	3,836.64
FUTA	449.55
Medicare	116.44
Oklahoma Withholding	2,758.44
Social Security	2,846.60
SUTA	-8.77
Payroll Liabilities - Other	922.19
Total Payroll Liabilities	10,921.09
Total Other Current Liabilities	10,921.09
Total Current Liabilities	220,531.43
Total Liabilities	220,531.43
Equity	
Capital Stock	1,500.00
Shareholder Contributions	180,660.32
Opening Bal Equity	350,394.01
Retained Earnings	1,260,746.11
Shareholder Distributions	-919,660.88
Net Income	85,226.55
Total Equity	958,866.11
TOTAL LIABILITIES & EQUITY	1,179,397.54

4:51 PM
02/05/15
Accrual Basis

Wilbanks Securities, Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
Platform Investments	
RBC Dain	-9,390.09
Raymond James	-1,878.34
Total Platform Investments	-11,268.43
Oil & Gas Investments	
Atlas	
Series 33	10,461.79
Series 31	23,177.44
Series 32	39,903.15
Total Atlas	73,542.38
Aztec	
Aztec XII Program - XIIA	2,391.48
Total Aztec	2,391.48
US Energy	
2009 Omega Drilling Program 3LP	170.34
2010 Alpha Program B LP	488.37
2011 B LP Program	109.69
2011 B LP6433	5,222.21
2009 Omega Drilling Program 2LP	313.13
Total US Energy	6,303.74
Total Oil & Gas Investments	82,237.60
Marketing Fee Income	80,847.71
Chase Redemption Credit	1,516.10
Broker Fee Revenue	418,570.01
Concession Revenue	
Received	1,494,947.31
Accrued	2,839,746.02
Concession Revenue - Other	700.00
Total Concession Revenue	4,335,393.33
Marketing Allowances	
Annual Conference Support	83,555.00
Total Marketing Allowances	83,555.00
Rent Revenue	4,350.00
Total Income	4,995,201.32
Gross Profit	4,995,201.32
Expense	
Annual Shareholders Meeting	1,714.21
Expense Reimbursements	139.71
Advertising	1,109.80
Computer Software	44,528.70
Automobile Expense	418.62
Bad Debt - Reps	12,557.10
Bank Service Charges	1,557.54
Commission	
Accrued Transactions	2,325,449.84
Broker Transactions	1,237,836.06
Override Transactions	19,931.80
Total Commission	3,583,217.70
Conference	
Lodging	16,268.07
Conference - Other	90,651.58
Total Conference	106,919.65

Wilbanks Securities, Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Continuing Education	1,022.06
Contributions	170.98
Depreciation Expense	5,175.63
Dues and Subscriptions	1,929.44
Insurance	
Auto Insurance	1,405.29
E&O Insurance	132,458.87
Fidelity Bond	23,464.00
Medallion Program	580.00
Medical Expenses	
Company Paid Premium	
Billed Expense	59,060.01
Employee Paid	-7,829.51
Total Company Paid Premium	51,230.50
(HRA) Copays	825.00
Medical Expenses - Other	-3,576.00
Total Medical Expenses	48,479.50
SIPC	13,493.00
Total Insurance	219,880.66
Interest Expense	210.85
Licenses and Permits	3,140.06
Office Expenses	
Office Equipment	1,256.08
Office Supplies	8,795.70
Postal & Shipping	8,172.59
Rent	34,924.10
Total Office Expenses	53,148.47
Outside Services	
IT Services	2,255.00
Outside Services - Other	961.76
Total Outside Services	3,216.76
Payroll Expense	
SEP Contributions	15,782.25
Payroll Expense - Other	579,273.91
Total Payroll Expense	595,056.16
Professional Fees	
Accounting	1,859.25
Audit Fees	9,815.84
Consultant Fees	400.00
FINRA Fees	86,528.97
Legal Fees	107,153.78
MSRB Fees	1,006.00
NYSE Fees	1,464.00
Total Professional Fees	208,227.84
Taxes	
Federal Unemployment	24.12
Local	605.00
Medicare	8,074.63
Property	366.06
Social Security	33,771.42
State Unemployment	382.63
Total Taxes	43,223.86

Wilbanks Securities, Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Travel & Ent	
Lodging	143.89
Meals	314.78
Travel	4,088.21
Travel & Ent - Other	2,906.77
Total Travel & Ent	7,453.65
Utilities	
Email	4,778.66
Internet	6,042.77
Mobile Phone	3,525.93
Telephone	1,607.96
Total Utilities	15,955.32
Total Expense	4,909,974.77
Net Ordinary Income	85,226.55
Net Income	85,226.55

Wilbanks Securities, Inc.
Statement of Cash Flows
Fiscal Year Ending 12/31/2014

Beginning Cash Balance	**140,664.00**
Operating Activities	-46,388.20
Investment Activities	81,237.60
Financing Activities	-44,269.73
Ending Cash Balance	**131,243.67**

Wilbanks Securities, Inc.
Statement of Changes in Stockholders Equity
Fiscal Year Ending 12/31/2014

	Contributed Capital	Common Stock	Retained Earnings	Total Member's Equity
Balance at January 1, 2014	$ 104,660	$ 1,500	$ 810,974	$ 917,134
Net Income for the year ended December 31, 2014	-		85,227	$ 85,227
Member Contributions	76,000	-	-	76,000
Member Distributions	-	-	(119,495)	(119,495)
Prior Period Adjustment	-	-	-	-
Balance at December 31, 2014	$ 180,660	$ 1,500	$ 776,706	$ 958,866

Wilbanks Securities, Inc.
Statement of Retained Earnings
Fiscal Year Ending 12/31/2014

Beginning of Period	**$810,974.29**
Plus Net Income	$85,226.55
Minus Distributions	-$119,495.05
End of Period	**$776,705.79**

WILBANK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Wilbanks Securities, Inc. (the Company) was incorporated in the State of Oklahoma and subsequently elected "S" Corporation status effective March 1, 1996 for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Oklahoma City, Oklahoma, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the accrual basis of accounting.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

Effective March 1, 1996, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	17,491
Furniture and equipment	3 – 7 years		67,455
Leasehold improvements	7 years		-
			84,946
Less – accumulated depreciation			(73,990)
Total		$	10,956

Depreciation expense was $5,175.63 for the year December 31, 2014 and is included in the operating expenses in the accompanying statement of income.

WILBANK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE F – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	44 354.70	44,354.70
Total	$ 44,354.70	$ 44,354.70

See accountant's audit report

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2014		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	44 354.70	44 354.70
Total	$ 44,354.70	$ 44,354.70

NOTE G – PENSION PLAN

The company has a contributory defined contribution retirement plan covering substantially all of its employee. The benefits are based on each employee's compensation. For the year ended December 31, 2014, the Company contributed $15,782.25.

NOTE H –LEASE

The Company leases its corporate offices under an operating lease which expired on December 31, 2011. However, the Company renewed and extended the lease for a term of three years beginning January 1, 2012 and expiring December 31, 2014. The Company had no other significant operating loses. Rent expense for the year ended December 31, 2014 was $30,578.31.

At December 31, 2014 the minimum future lease payments to be paid under the renewed three year lease for office space were as follows:

2014	34,924.10

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Wilbanks Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 958,866.00
Nonallowable assets:		
Prepaid Assets	0.00	
Other Assets	57,382.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(57,382.00)
Other Securities	0.00	
Haircuts	579,876.00	
Undue Concentration	799.00	(580,675.00)
Net allowable capital		$ 320,809.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 14,702.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 14,702.00
Excess net capital	$ 301,107.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 220,531.00
Percentage of aggregate indebtedness to net capital	68.74%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 320,809.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	320,809.00
Reconciled Difference	$ (0.00)

Wilbanks Securities, Inc.

Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3(k)(2)(ii) because customer transactions are cleared through another broker dealer on a fully disclosed basis. The names of the clearing firms are: RBC Correspondent Services, and Raymond James Correspondent Services.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Wilbanks Securities, Inc.
4334 Northwest Expressway
Suite 222
Oklahoma City, Ok 73116

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Wilbanks Securities, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wilbanks Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Wilbanks Securities, Inc. stated that Wilbanks Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wilbanks Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilbanks Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Wilbanks Securities, Inc.
4334 Northwest Expressway
Suite 222
Oklahoma City, Ok 73116

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Wilbanks Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Wilbanks Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Wilbanks Securities, Inc.'s management is responsible for Wilbanks Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $6,603.00 respectively.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Wilbanks Securities, Inc. has a $0.00 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 16, 2015

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Mr. Richardson Jr.,

Please be advised that Wilbanks Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Wilbanks Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Wilbanks Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Wilbanks Securities, Inc.has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Wilbanks Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours,

Wilbanks Securities, Inc..
(Name)
President